Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

July 12, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE:     Bulldog Financial, Inc.
Form SB-2 Registration Statement
File No. 333-120689

Dear Mr. Reynolds:

In response to your letter of comments dated July 7, 2005, please be advised as follows:

Business

1. The persons from whom we obtained the information will not consent to be named in the registration statement. They are concerned about their liability and not receiving any economic benefit. Accordingly, the Company cannot obtain consents. An explanation has been provided. If the person will not consent, there are two alternatives. Leave the language as set forth in this amendment or to remove all reference to the information. Please advise how you want the Company to proceed.

Financial Statements

2. A new consent from the auditor has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak